Exhibit 99.1

CooTek Announces

Entering into a Combined Financing Package

SHANGHAI, Jan 25, 2021 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today announced that it entered into a combined financing package with YA II PN, Ltd., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP (the “Purchaser”), including (1) a securities purchase agreement and a convertible note (the “Note”) dated January 19, 2021, pursuant to which the Company issued and sold a Note in an aggregate principal amount of US$10.0 million to the Purchaser, and (2) a standby equity distribution agreement (the “SEDA”) dated January 25, 2021, pursuant to which the Company would be able to sell up to US$20.0 million of its ADSs solely at the Company’s request any time during the 36 months following the date of the SEDA.

The Note bears interest at a rate of 5% per year, and will mature upon the one-year anniversary of the issuance date, being January 19, 2022 (the “Maturity Date”), unless redeemed or converted in accordance with its terms prior to such date. The principal amount and accrued interest shall be convertible into the Company’s Class A ordinary shares, which may be further converted into American depositary shares of the Company (the “ADSs”). Subject to and upon compliance with the terms of the Note, the Purchaser has the right to convert all or any portion of the outstanding amount under the Note at its option at any time prior to the Maturity Date. The conversion price shall be the lower of (1) US$4.20 per ADS, or (22) 88% of the lowest daily volume weighted average trading price of the Company’s ADSs during the ten consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the floor price as prescribed in the Note, subject to adjustment from time to time pursuant to the terms and conditions of the Note. The purchaser’s right to convert any portion of the Note or otherwise receive ADSs or Class A ordinary shares thereunder is subject to certain ownership limitations as provided under the Note. Pursuant to the Note, the Purchaser shall not sell such number of ADSs in any calendar month that would result in gross proceeds received by it in excess of the greater of (1) 30% of the dollar trading volume during such calendar month or (2) US$1,700,000, which shall not apply with respect to any sales of the ADSs at prices greater than or equal to US$4.20 per ADS. The Purchaser has also agreed under the securities purchase agreement that it shall not directly or indirectly, engage in any short sales involving the Company’s securities during the period commencing on the date thereof and ending when no convertible note remains outstanding.

Pursuant to the SEDA, the ADSs would be purchased at 90% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s ADSs during the five consecutive trading days commencing on the trading day following the date the Company submits an advance notice to the Purchaser. For each advance notice, the maximum advance amount would be 100% of the average daily value traded of the ADSs during the ten trading days immediately prior to the date of each advance notice, or such other amount as may be agreed by the parties. The purchase would be subject to certain ownership limitations as provided under the SEDA. The Purchaser has agreed that, during the term of the SEDA, neither the Investor nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs.

CooTek intends to use the proceeds from the offering of the Note and the potential offering of the ADSs pursuant to the SEDA for the development of online literature products and for general corporate purposes.

About CooTek (Cayman) Inc.

CooTek is a fast-growing mobile internet company with a global vision. The mission of CooTek is to empower everyone to enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. CooTek has developed and brought to market content-rich mobile applications, focusing on three categories: online literature, scenario-based content and casual games.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes, except as required under applicable laws. Investors should not place undue reliance on forward-looking statements.

For investor inquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: cootek@icaasia.com